Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended
March 31, 2015

Income before income and mining tax and other items	$423
Adjustments:
Fixed charges excluding capitalized interest	89
Amortization of capitalized interest	5
Earnings available for fixed charges	$517
Fixed Charges:
Net interest expense (1)	$85
Portion of rental expense representative of interest	4
Fixed charges added to earnings	89
Capitalized interest	8
Total Fixed Charges	$97
Ratio of earnings to fixed charges	5.33

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.